November 7, 2024

James McCormick
Chief Executive Officer
Cloudastructure, Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA

       Re: Cloudastructure, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed November 4, 2024
           File No. 333-282038
Dear James McCormick:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 1, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1
Capitalization, page 28

1. We note your response to prior comment 2 and reissue the comment. November 7, 2024
Page 2
Balance Sheet, page F-3

2. We note the changes you made in response to prior comment 5. Please address the following:
           Basic and diluted (loss) per share of Class A and Class B common stock is calculated using the number of shares pre-reverse stock split.
           The number of Class A shares issued and outstanding at June 30, 2024 on your balance sheet does not agree with the number of Class A shares reported at June
           30, 2024 on your Statement of Stockholders' Equity (Deficit) and elsewhere in the filing.

       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Vanessa Schoenthaler